Exhibit 99.1

KINGOLD JEWELRY REPORTS FINANCIAL RESULTS

FOR THE FOURTH QUARTER AND YEAR ENDED DECEMBER 31, 2015

Company to Hold Conference Call with Accompanying Slide Presentation on March 28, 2016, at 6 p.m. ET

WUHAN CITY, China, March 28, 2016 - Kingold Jewelry, Inc. ("Kingold" or "the Company") (NASDAQ: KGJI), one of China's leading manufacturers and designers of high quality 24-karat gold jewelry, ornaments and investment-oriented products, today announced its financial results for the fourth quarter and year ended December 31, 2015.

2015 Financial and Operating Highlights (all results are compared to prior year period)

•	Net sales were $1,000.2 million compared to $1,107.6 million; the decline was due to the decrease in total sales volume, decrease in the average unit selling price and loss in currency exchange rate
•	Sold a total of 56.5 metric tons [one metric ton = 35,274 ounces] of 24-karat gold products, compared to 60.1 metric tons. This exceeded the Company’s previously announced guidance of between 45 metric tons and 55 metric tons for 2015
•	Gross profit decreased to $38.3 million compared to $76.3 million, and gross margin was 3.8% compared to 6.9%; the substantial decrease in gross profit was primarily due the decrease in gold prices, less sales in gold volume and less customized production sales during 2015
•	Net income was $21.6 million, or $ 0.33 per diluted share, compared to $47.3 million, or $0.72 per diluted share
•	Book value per diluted share was $4.03 at December 31, 2015 compared to $3.91 at December 31, 2014

2015 Fourth Quarter Financial Highlights (all results are compared to prior year period)

•	Net sales were $280.8 million, compared to $209.3 million
•	Sold a total of 16.2 metric tons of 24-karat gold products, compared to 13.2 metric tons
•	Net income was $5.6 million, or $0.09 per diluted share, compared to $8.1 million, or $0.13 per diluted share

Outlook for 2016

•	Company expects to process between 50 metric tons and 60 metric tons of 24-karat gold products in 2016

Mr. Zhihong Jia, Chairman and CEO of the Company, commented, “In 2015 we faced challenges from declining market price of gold which negatively impacted the Company’s customers’ purchase of gold and the pressure from delayed construction progress of our Jewelry Park due to harsh weather along with the Chinese New Year. We anticipate that the Jewelry Park will be finished in April 2016, and the Jewelry Park will serve as a platform to further accelerate Kingold towards the goal of becoming a leading 24-karat gold products designer, manufacturer, and a sizable supplier in Greater China.”

UPDATE ON Kingold Jewelry cultural industry Park

In October 2015, the Company signed a supplemental agreement with the construction company Wuhan Wansheng to amend the original acquisition agreement dated October 23, 2013. Pursuant to this supplemental agreement, Wuhan Wansheng agreed to fully complete the construction and deliver the completed real estate property to the Company before January 15, 2016. However, due to the cold weather conditions and construction worker leave during the holiday season, the construction work on the Jewelry Park has been further delayed. In January 2016, based on the actual construction progress, the Company and Wuhan Wansheng reached a further amendment stipulating that the completion time for the construction was extended to April 2016.

Kingold Jewelry, Inc.	Page 2
March 28, 2016

2015 OPERATIONAL REVIEW

•	In the fourth quarter of 2015, Kingold sold approximately 16.2 metric tons of 24-karat gold products, an increase of 22.7% over the 13.2 metric tons sold in the fourth quarter of 2014.

•	For the year ended December 31, 2015, the Company sold 56.5 metric tons of 24-karat gold products, a decrease of 6.4% over the 60.1 metric tons sold in 2014.

Metric Tons of Gold Sales
	Three Months Ended:
	December 31, 2015		December 31, 2014
	Volume	% of Total	Volume	% of Total
Branded*	8.6	53.1%	5.7	43.2%
Customized**	7.6	46.9%	7.5	56.8%
Total	16.2	100%	13.2	100%
	Year Ended:
	December 31, 2015		December 31, 2014
	Volume	% of Total	Volume	% of Total
Branded*	28.9	51.2%	28.8	47.9%
Customized**	27.6	48.8%	31.3	52.1%
Total	56.5	100%	60.1	100%

*	Branded Production:	The Company acquires gold from the Shanghai Gold Exchange to produce branded products.
**	Customized Production:	Clients who purchase customized products supply gold to the Company for processing.

For the three months ended December 31, 2015, the Company sold a total of 16.2 metric tons of gold, of which branded production was 8.6 metric tons, representing 53.1% of total gold sold, and customized production was 7.6 metric tons, representing 46.9% of total gold sold in the fourth quarter of 2015. In the fourth quarter of 2014, the Company sold a total of 13.2 metric tons, of which branded production was 5.7 metric tons, or 43.2% of the total gold sold, and customized production was 7.5 metric tons, or 56.8% of total gold sold.

For the year ended December 31, 2015, Kingold sold a total of 56.5 metric tons of gold, of which branded production was 28.9 metric tons, or 51.2% of total gold sold, and customized production was 27.6 metric tons, or 48.8% of total gold sold. In 2014, the Company sold a total of 60.1 metric tons of gold, of which branded production was 28.8 metric tons, or 47.9% of the total, and customized production was 31.3 metric tons, or 52.1% of the total.

2015 FINANCIAL REVIEW

Net Sales

Net sales for the three months ended December 31, 2015 was $280.8 million, representing a increase of $71.5 million or 34.2% from $209.3 million for the same period in 2014. The increase in sales is largely due to increased sales volume from 14.3 metric tons in the three months ended December 31, 2014 to 16.2 metric tons for the three months ended December 31, 2015, The increase in market price of gold in late 2015 positively impacted consumers’ perception of gold investment and they increased the gold purchase during the holiday seasons.

Net sales for the year ended December 31, 2015 was $1,000.2 million, a decrease of 9.7% from the $1,107.6 million reported in the year of 2014. The decrease in net sales was primarily driven by the decrease in total sales volume, decrease in the average unit selling price and loss in currency exchange rate.

Kingold Jewelry, Inc.	Page 3
March 28, 2016

Gross Profit

Gross profit for the three months ended December 31, 2015 was $9.6 million, compared to $13.9 million for the same period in 2014.

Gross profit was $38.3 million year ended December 31, 2015, compared to $76.3 million for year of 2014. The decrease in gross profit was due to the decrease in total sales volume, the decrease in unit selling price of the products, and the decrease in sales volume for customized production and the decrease in the unit selling price in customized products.

Gross Margin

The Company’s gross margin was 3.4% for the three months ended December 31, 2015, compared to 6.7% in the prior year period.

The Company’s gross margin for the 2015 fiscal year was 3.8%, compared to 6.9% in the prior year period. The decrease in gross margin was because (1) the Company purchased a large quantity of gold inventory at year end of 2013 and beginning of 2014 at market prices, which were much lower than in 2015, making 2014 production costs much lower than normal; (2) the Company’s average unit selling price decreased by 3.8% compared to 2014; and (3) the sales orders from customized production segment decreased due to declined market price of gold in 2015.

Net Income

Net income for the three months ended December 31, 2015 was $5.6 million, or $0.09 per diluted share based on 66.0 million weighted average diluted shares outstanding, compared to net income of $8.1 million in the prior year period, or $0.13 per diluted share based on 66.0 million weighted average diluted shares outstanding in the prior-year period.

Net income for the year of 2015 was $21.6 million, or $0.33 per diluted share based on 66.0 million weighted average diluted shares outstanding, compared to net income of $47.3 million in the prior year, or $0.72 per diluted share based on 66.0 million weighted average diluted shares outstanding, in the prior-year. The decrease was primarily due to the same reasons described above regarding the decrease of gross margin from 2014 to 2015.

Balance Sheet and Cash Flow

(in millions except for percentages)	12/31/2015	12/31/2014	% Changed

Cash	$3.1	$1.3	138.5%
Inventories (gold)	$298.3	$212.4	40.4%
Working Capital	$174.9	$183.7	(4.8%	)
Stockholders’ Equity	$265.6	$258.2	2.9%

Net cash used in operating activities was $(62.2) million for the year of 2015, compared with net cash provided by operating activities of $20.3 million for the year of 2014. The change was mainly because of the decrease in net income which fell from $47.3 million in the year of 2014 to $21.6 million in the year of 2015, and increase in spending on purchase of inventory of $62.4 million when market price of gold was low.

Kingold’s net cash from operating activities can fluctuate significantly due to changes in inventories (principally gold). Other factors that may vary significantly include the Company’s purchases of gold and income taxes. The Company expects that the net cash it generates from operating activities will continue to fluctuate as the Company’s inventories, receivables, accounts payables, and the other factors described above change with increased production and the purchase of larger quantities of raw materials (principally gold).

Kingold Jewelry, Inc.	Page 4
March 28, 2016

OUTLOOK FOR 2016

Based on its existing resources and capacity along with strong demand for 24-karat gold products in China, the Company believes that its gold sales is expected to be between 50 metric tons and 60 metric tons during 2016. This guidance is based solely on current projected, organic growth. The Company anticipates narrowing this guidance throughout the year, along with providing additional metrics for investors in the coming months.

Conference Call Details

Kingold also announced that it will discuss these financial results in a conference call on March 28, 2016, at 6 p.m. ET.

The dial-in numbers are:

Live Participant Dial In (Toll Free):	877-407-9038
Live Participant Dial In (International):	201-493-6742

The conference call will also be webcast live. To listen to the call, please go to the Investor Relations section of Kingold's website at www.kingoldjewelry.com, or click on the following link: http://kingoldjewelry.equisolvewebcast.com/q4-2015. The Company will also have an accompanying slide presentation available in PDF format on its homepage prior to the conference call.

About Kingold Jewelry, Inc.

Kingold Jewelry, Inc. (NASDAQ: KGJI), centrally located in Wuhan City, one of China's largest cities, was founded in 2002 and today is one of China's leading designers and manufacturers of 24-karat gold jewelry, ornaments, and investment-oriented products. The Company sells both directly to retailers as well as through major distributors across China. Kingold has received numerous industry awards and has been a member of the Shanghai Gold Exchange since 2003. For more information, please visit www.kingoldjewelry.com.

Business Risks and Forward-Looking Statements

This press release contains forward-looking statements that are subject to the safe harbors created under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by words such as “expects,” “believe,” “project,” “anticipate,” or similar expressions. The forward-looking statements in this release include statements regarding Kingold’s outlook with respect to its 2015 outlook for gold processing, its expectations with respect to completion of construction of the Jewelry Park and planned grand opening, as well as its ability to engage in presales and finance the remaining construction. Readers are cautioned that actual results could differ materially from those expressed in any forward-looking statements. Forward-looking statements are subject to a number of risks, including those contained in Kingold's SEC filings available at www.sec.gov, including Kingold's most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date on which they are made. Kingold undertakes no obligation to update or revise any forward-looking statements for any reason.

Company Contact
Kingold Jewelry, Inc.
Bin Liu, CFO
Phone: +1-847-660-3498 (US) / +86-27-6569-4977 (China)

bl@kingoldjewelry.com

INVESTOR RELATIONS
The Equity Group Inc.
Katherine Yao, Senior Associate
Phone: +86-10-6587-6435
kyao@equityny.com

Kingold Jewelry, Inc.	Page 5
March 28, 2016

KINGOLD JEWELRY, INC

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(IN U.S. DOLLARS)

	For the three months ended December 31,		For the years ended December 31,
	2015	2014	2015	2014
	(UNAUDITED)	(UNAUDITED)

NET SALES	$280,782,309	$209,333,026	$1,000,161,294	$1,107,558,544

COST OF SALES
Cost of sales	$(270,862,092)	(195,023,390)	(960,562,184)	(1,030,010,474)
Depreciation	$(359,212)	-373827)	(1,284,170)	(1,296,583)
Total cost of sales	(271,221,304)	(195,397,215)	(961,846,354)	(1,031,307,057)

GROSS PROFIT	9,561,005	13,935,811	38,314,940	76,251,487
OPERATING EXPENSES
Selling, general and administrative expenses	1,045,785	2,025,666	8,176,710	7,343,951
Stock compensation expenses	113,071	1,310,995	530,542	3,149,980
Depreciation	19,812	37,806	104,219	130,074
Amortization	12,137	3,078	12,137	12,300
Total operating expenses	1,190,805	3,377,545	8,823,608	10,636,305

INCOME FROM OPERATIONS	8,370,200	10,558,266	29,491,332	65,615,182

OTHER INCOME (EXPENSES)
Other Income	10,949	92,624	20,689	94,624
Interest Income	57,564	305,465	208,061	305,465
Interest expense	(1,163,475)	(307,991)	(1,819,581)	(1,847,240)
Total other income (expenses), net	(1,094,962)	92,098	(1,590,831)	(1,447,151)

INCOME FROM OPERATIONS BEFORE TAXES	7,275,238	10,650,364	27,900,501	64,168,031

INCOME TAX PROVISION
Current	1,131,364	1,258,968	4,488,815	16,836,054
Deferred	501,729	1,301,028	1,849,910	-
Total income tax provision	1,633,093	2,559,996	6,338,725	16,836,054

NET INCOME	5,642,145	8,090,368	21,561,776	47,331,977
Add: net loss attribute to the noncontrolling interest	(340)	-	296	-

NET INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	5,641,805	8,090,368	21,562,072	47,331,977

OTHER COMPREHENSIVE INCOME (LOSS)
Total foreign currency translation gain (loss)	(5,840,936)	263,125	(14,740,716)	(1,331,031)
Less: foreign currency translation loss attributable to noncontrolling interest	6,990	-	4,251	-
Foreign currency translation gains (loss) attributable to common stockholders	(5,847,826)	263,125	(14,744,967)	(1,331,031)

COMPREHENSIVE INCOME (LOSS)	(198,791)	8,353,493	6,821,060	46,000,946

COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO
Common stockholders	(206,121)	8,353,493	6,817,105	46,000,946
Non-controlling interest	7,330	-	3,955	-
Total	$(198,791)	$8,353,493	$6,821,060	$46,000,946

EARNINGS PER SHARE
Basic	$0.09	$0.13	$0.33	$0.72
Diluted	$0.09	$0.13	$0.33	$0.72
Weighted average number of shares
Basic	65,963,502	65,957,499	65,963,502	65,918,768
Diluted	65,963,502	65,957,499	65,963,502	66,007,075

Kingold Jewelry, Inc.	Page 6
March 28, 2016

KINGOLD JEWELRY, INC

CONSOLIDATED BALANCE SHEETS

(IN U.S. DOLLARS)

	December 31,	December 31,
	2015	2014

ASSETS

Cash	$3,100,569	$1,331,658
Restricted cash	26,649,687	14,793,632
Accounts receivable	1,624,323	503,406
Inventories	298,303,185	212,396,363
Other current assets and prepaid expenses	1,046,032	57,971
Value added tax recoverable	15,526,002	4,501,426
Total current assets	346,249,798	233,584,456
PROPERTY AND EQUIPMENT, NET	7,622,509	9,390,258
OTHER ASSETS
Deposit on land use right-Jewelry Park	9,296,763	9,819,687
Construction in progress - Jewelry Park	105,844,259	58,310,818
Other assets	148,713	157,078
Land use right	454,180	492,027
Total long-term assets	123,366,424	78,169,868
TOTAL ASSETS	$469,616,222	$311,754,324

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES

Short term loans	$55,455,428	$16,270,745
Long term loans - current maturities	-	28,844,777
Debts payable, net	61,471,962	-
Construction payables-Jewelry Park	23,876,642	-
Deposit payables-Jewelry Park	22,182,171	-
Other payables and accrued expenses	6,355,979	2,970,770
Due to related party	200,059	-
Income tax payable	1,119,918	978,713
Other taxes payable	710,104	777,537
Total current liabilities	171,372,263	49,842,542
Deferred income tax liability-Non-current	1,774,993	-
Long term loans	30,808,571	3,672,308
TOTAL LIABILITIES	203,955,827	53,514,850
COMMITMENTS AND CONTINGENCIES
EQUITY
Preferred stock, $0.001 par value, 500,000 shares authorized, none issued or outstanding as of December 31, 2015 and December 31, 2014	-	-
Common stock $0.001 par value, 100,000,000 shares authorized, 65,963,502 and 65,963,502 shares issued and outstanding as of December 31, 2015 and December 31, 2014	65,963	65,963
Additional paid-in capital	79,990,717	79,460,175
Retained earnings
Unappropriated	184,564,147	163,002,075
Appropriated	967,543	967,543
Accumulated other comprehensive income (deficit)	(1,249)	14,743,718
Total stockholders' equity	265,587,121	258,239,474
Non-controlling interest	73,274	-
Total Equity	265,660,395	258,239,474

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$469,616,222	$311,754,324

Kingold Jewelry, Inc.	Page 7
March 28, 2016

KINGOLD JEWELRY, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(IN U.S. DOLLARS)

	For the years ended December 31,
	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$21,561,776	$47,331,977
Adjusted to reconcile net income to cash (used in) provided by operating activities:
Depreciation	1,388,389	1,426,657
Amortization of intangible assets	12,137	12,300
Share based compensation for services	530,542	3,149,980
Amortization of deferred financing costs on debt payable	490,870	-
Deferred tax provision	1,849,910	-
Changes in operating assets and liabilities (increase) decrease in:
Accounts receivable	(1,196,167)	26,053
Inventories	(101,320,758)	(38,924,060)
Other current assets and prepaid expenses	(1,032,953)	8,193,528
Value added tax recoverable	(11,739,723)	1,959,688
Increase (decrease) in:
Other payables and accrued expenses	3,634,673	(512,197)
Customer deposits	23,118,418	-
Income tax payable	201,484	(2,273,323)
Other taxes payable	(27,126)	(66,538)
Net cash (used in )provided by operating activities	(62,528,528)	20,324,065
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(67,190)	(19,403)
Proceeds from sale of property and equipment	-	1,970
Construction payable- Jewelry Park	24,884,408	-
Cash payment in construction in progress-Jewelry Park	(52,775,958)	(35,590,752)
Net cash used in investing activities	(27,958,740)	(35,779,185)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from capital contribution by minority shareholder	69,319	-
Proceeds from bank loans-short term	89,904,958	24,000,521
Repayments of bank loans-short term	(48,139,288)	(57,031,746)
Proceeds from long term loan	64,217,827	3,672,486
Restricted cash	(13,177,515)	(2,194,663)
Proceeds from related party loan	200,015	65,082,981
Repayments of related party loan	-	(13,016,596)
Cash dividend paid	-	(5,276,277)
Net proceeds from exercise of warrants	-	10,000
Deferred financing costs on debt payable	(642,178)	-
Net cash provided by financing activities	92,433,138	15,246,706
EFFECT OF EXCHANGE RATES ON CASH	(176,959)	(744,858)
NET INCREASE (DECREASE) IN CASH	1,768,911	(953,272)
CASH, BEGINNING OF YEAR	1,331,658	2,284,930
CASH, END OF YEAR	$3,100,569	$1,331,658

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid for interest expense	$2,197,249	$14,140,388
Cash paid for income tax	$4,488,815	$18,834,998